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February 27, 2009	Rajib Chanda (202) 508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers Trust I (Registration Nos. 033-44909 and 811-06520)

Dear Mr. Ganley:

I am writing on behalf of Managers Trust I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 40 to the Trust’s Registration Statement filed on December 30, 2008. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Prospectus

1.	Comment: The Staff notes that the Managers Fremont Global Fund (the “Fremont Global Fund”) invests more than 25% of its assets in the Managers Global Bond Fund (the “Global Bond Fund”). Please consider incorporating the financial statements of the Global Bond Fund”) by reference into the registration statement (the “Registration Statement”) of the Fremont Global Fund. Also, the Staff requests that the Trustees of the Global Bond Fund sign the Registration Statement.

Response: The requested change has been made.

2.	Comment: For the Fremont Global Fund, please consider removing from the prospectus all descriptions of fund investments that are not permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) in light of the fund’s reliance on Rule 12d1-2 under the 1940 Act.

Response: The Trust has revised the relevant disclosure to read “if permitted by applicable law” in light of the fact that the Trust intends to invest in such instruments upon being permitted to do so, by rule or exemptive order.

3.	Comment: Under “Summary of the Funds – Focus” with respect to the Fremont Global Fund, please confirm supplementally whether the Fremont Global Fund, in determining compliance with its stated intention to invest at least 40% of its net assets, plus the amount of any borrowing for investment purposes, in investments of issuers organized, located, or doing a substantial amount of business outside the United States (the “40% test”), will look through its investment in the Global Bond Fund to the underlying investments in the Global Bond Fund.

Response: The Fremont Global Fund, to date, has not looked through its investment in the Global Bond Fund to the underlying investments in the Global Bond Fund to determine compliance with the 40% test. The Fremont Global Fund, however, reserves the right to do so in the future.

4.

Comment: Under “Performance Summary” with respect to the Managers Fremont Micro-Cap Fund, please consider adding an additional broad-based securities market index in light of the fact that the duration of the fund’s existence exceeds that of the Russell Microcap® Index.

Response: The requested change has been made.

5.	Comment: Under “Performance Summary” with respect to the Managers Real Estate Securities Fund, please consider adding a supplemental securities market index that is broad-based and not sector-specific in light of Form N-1A and Release Number IC-19382.

Response: The requested change has been made.

6.	Comment: Under “Summary of the Funds – Additional Practices” with respect to the Managers Fremont Bond Fund, please consider moving the disclosure relating to short sales if it is not a principal strategy of the Fund.

Response: The requested change has been made.

7.	Comment: Under “Summary of the Funds – Fund Management,” please consider, where applicable, providing more disclosure on the specific portfolio responsibilities of each member of a team or committee of portfolio managers in light of the requirements of Form N-1A and Release Number IC-26533.

Response: The Trust requests information on an annual basis about the portfolio managers and investment process used by the Trust’s subadvisors and will consider more disclosure on specific portfolio responsibilities of each member of a team or committee as that process continues.

8.	Comment: Under “Fair Value Policy,” please consider clarifying which funds have portfolio investments that trade primarily on foreign markets and which funds may invest in securities that may be thinly traded.

Response: The requested change has been made.

9.	Comment: Under “Privacy Policy,” please consider removing the disclosure indicating that the privacy policy is not part of the prospectus.

Response: The Trust will remove the Privacy Policy from the amendment to the Post-Effective Amendment.

Statement of Additional Information

10.	Comment: Under “Fundamental Investment Restrictions,” please consider clarifying the fundamental policy on concentration with respect to the Managers Real Estate Securities Fund by stating affirmatively that the fund will concentrate its investments in the real estate sector.

Response: The Trust does not believe a clarification is necessary at this time, but will consider making this clarification in the future.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda